Fraud Protection Network, Inc.

2500 East Hallandale Beach Blvd. Suite 404

Hallandale Beach, FL 33009

May 4, 2018

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Justin Dobbie Legal Branch Chief

100 F Street, NE

Washington, D.C. 20549

Re: Fraud Protection Network, Inc.

Registration Statement on Form S-1
Originally Filed on January 17, 2018

File No. 333-222586

To whom it may concern:

In accordance with Rule 461 under the Securities Act of 1933, Fraud Protection Network, Inc., a Florida corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-1, (File No. 333-222586) (the “Registration Statement”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on January 17, 2018 as amended. The Registrant respectfully requests that the Registration Statement become effective by 4:00 PM, Tuesday, May 8, 2018, Washington, D.C. time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/Edward Margolin

Edward Margolin

Chief Executive Officer